No Act
P.E. 3-9-06



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE



06066233

March 22, 2006

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Re: Honeywell International Inc.
Incoming letter dated March 9, 2006

Dear Mr. Chevedden:

This is in response to your letter dated March 9, 2006. In that letter, you requested that the Commission review the Division of Corporation Finance's March 8, 2006 no-action letter regarding a shareholder proposal you submitted to Honeywell.

Under Part 202.1(d) of Section 17 of the Code of Federal Regulations, the Division may present a request for Commission review of a Division no-action response relating to rule 14a-8 if it concludes that the request involves "matters of substantial importance and where the issues are novel or highly complex." We have applied this standard to your request and determined not to present your request to the Commission.



Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

cc: Thomas F. Larkins
Vice President, Corporate Secretary and Deputy General Counsel
Honeywell International Inc.
101 Columbia Road
Morristown, NJ 07962-2245

773840

CFLETTERS

From: J [olmsted7p@earthlink.net]
Sent: Thursday, March 09, 2006 1:12 PM
To: CFLETTERS
Cc: Thomas Larkins
Subject: #3 Re Honeywell International (HON) No-Action Request John Chevedden

#3 Re Honeywell International (HON) No-Action Request John Chevedden

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 9, 2006

Ms. Nancy Morris
Secretary
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Honeywell International (HON)
#3 Shareholder Position on Company No Action Request Honeywell International Inc. (January 27, 2006) Honeywell International Inc. (March 8, 2006)
Reconsideration Rule 14a-8 Proposal: Poison Pill
Shareholder: John Chevedden

Dear Ms. Morris,

This is to respectfully request that the Commission exercise its discretion to review the Division reconsideration in Honeywell International Inc. (March 8, 2006) because the staff ruling raises questions of exceptional importance.

It is first respectfully requested that the shareholder party have adequate time to respond to the corresponding March 1, 2006 Honeywell request for reconsideration. Honeywell had more than a month from the time of the corresponding Honeywell International Inc. (January 27, 2006) Office of Chief Counsel Response to prepare its March 1, 2006 request for reconsideration. Then in a week the Honeywell request was granted.

Sincerely,

John Chevedden

cc:
Christopher Cox, Chairman
Cynthia A. Glassman, Commissioner
Paul S. Atkins, Commissioner
Roel C. Campos, Commissioner
Annette L. Nazareth, Commissioner
Martin P. Dunn, Acting Director, Division of Corporation Finance

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission

Thomas Larkins <Tom.Larkins@Honeywell.com>